SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

CM Life Sciences, Inc.
(Name of Issuer)

Class A Common Stock, par value of $0.0001 per share
(Title of Class of Securities)

18978W208**
(CUSIP Number)

September 4, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* * As of the date of this Schedule 13G, a CUSIP number for the Issuer’s Class A Common Stock is not available. The CUSIP number for the Issuer’s units is 18978W208.

CUSIP No. 18978W208	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,465,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,465,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,465,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 18978W208	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,465,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,465,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,465,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18978W208	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,465,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,465,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,465,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 18978W208	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,465,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,465,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,465,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.8%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 18978W208	13G	Page 6 of 10 Pages

Item 1(a).	NAME OF ISSUER.

The name of the issuer is CM Life Sciences, Inc. (the "Issuer").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Issuer's principal executive offices are located at c/o Corvex Management LP 667 Madison Avenue, New York, New York 10065.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Sachem Head Capital Management LP, a Delaware limited partnership ("Sachem Head");

(ii)	Uncas GP LLC, a Delaware limited liability company ("SH Management");

(iii)	Sachem Head GP LLC, a Delaware limited liability company ("Sachem Head GP"); and

(iii)	Scott D. Ferguson, a citizen of the United States of America ("Mr. Ferguson").

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Sachem Head serves as investment advisor to certain affiliated funds, including Sachem Head LP, a Delaware limited partnership ("SH") and Sachem Head Master LP, an exempted limited partnership organized under the laws of the Cayman Islands ("SHM"), and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock (as defined in Item 2(d) below) held by SH and SHM.

SH Management serves as the sole general partner of Sachem Head, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock reported herein. Sachem Head GP serves as the general partner of certain affiliated funds, including SH and SHM, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock held by SH and SHM. Mr. Ferguson serves as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, and as such may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the shares of Common Stock reported herein.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

CUSIP No. 18978W208	13G	Page 7 of 10 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

Sachem Head is a Delaware limited partnership. Each of SH Management and Sachem Head GP is a Delaware limited liability company. Mr. Ferguson is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

As of the date of this Schedule 13G, a CUSIP number for the Common Stock is not available. The CUSIP number for the Issuer’s units is 18978W208.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

CUSIP No. 18978W208	13G	Page 8 of 10 Pages

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________________________

Item 4.	OWNERSHIP.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages used herein are calculated based upon 44,275,000 shares of Common Stock outstanding (as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 4, 2020).

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below, each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 18978W208	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: September 11, 2020

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 18978W208	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: September 11, 2020

SACHEM HEAD CAPITAL MANAGEMENT LP

By: Uncas GP LLC, its General Partner

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
Scott D. Ferguson Managing Member

By:	/s/ Scott D. Ferguson
Scott D. Ferguson